Exhibit 4.23

RULES OF THE MARKIT SHARE PLAN

MARKIT LTD.

Rules approved by the Board of Markit Group Holdings Limited in January 2014

Assumed and adopted by Markit Ltd. on 18 June 2014

Amended and Restated on 4 December 2014

RULES OF THE MARKIT SHARE PLAN

RECITALS

(A)	The Plan was originally approved by the board of Markit Group Holdings Limited and adopted in January 2014 (the “Original Plan”).

(B)	Following a court approved scheme of arrangement and the insertion of Markit Ltd. as the ultimate holding company of the Markit group on 18 June, 2014, the Original Plan was assumed by Markit Ltd.

(C)	In connection with the court approved scheme of arrangement and the insertion of Markit Ltd. as the ultimate holding company of the Markit group on 18 June 2014 referred to in Recital (B), certain Restricted Participants entered into a restricted share contracts with the Company (the “Restricted Share Contracts”), which contain certain provisions relating to the transfer of Restricted Shares to the Company by a Restricted Participant.

(D)	Pursuant to Rule 5.1 of the Original Plan, the Board has resolved to amend and restate the Rules in their entirety as set out below.

1.	DEFINITIONS

1.1	In these Rules (unless the context otherwise requires) the following words and phrases have the following meanings:

“Affiliate” means, with respect to any person (other than an individual), any other person that directly, or indirectly through one or more intermediaries controls, is controlled by or is under common control with such person; and with respect to an individual means any person that such individual has transferred all or part of its shares in accordance with the Bye-laws;

“Allotment Letter” means a letter in the form set out in Appendix A (with such modifications as the Board shall decide) pursuant to which the Company shall allot Plan Shares and a Participant shall agree to take such Plan Shares on the terms and subject to the conditions of the Plan;

“Board” means the board of directors from time to time of the Company (or the directors present at a duly convened meeting of such board) or a duly authorised committee of the board;

“Bye-laws” means the bye-laws of the Company currently in force and as amended from time to time;

“Commencement Date” means the date on which the Original Plan was approved by the board of Markit Group Holdings Limited, being in January 2014, subject to the approval of the shareholders of such company;

“Company” means Markit Ltd., an exempted company incorporated pursuant to the laws of Bermuda with its registered office at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda;

“Date of Allotment” in respect of a Participant means the date on which Plan Shares are allotted to such Participant and such Participant validly executes an Allotment Letter;

“Election” means an election made by a Participant (i) with his employer pursuant to section 431(1) ITEPA in the form prescribed by HM Revenue and Customs, and/or (ii) pursuant to section 83(b) of the U.S. Internal Revenue Code of 1986, as amended, in the form prescribed by the U.S. Internal Revenue Service, in either case to pay income tax (if any) computed by reference to the unrestricted market value of the Plan Shares so acquired;

“Eligible Participant” means any senior employee (including a director) of the Company or an Affiliate of the Company;

“Employee Taxation” has the meaning given in Rule 3.11;

“ITEPA” means the Income Tax Earning and Pensions Act 2003;

“Member of the Group” means the Company or any Affiliate of the Company from time to time;

“Original Plan” has the meaning given to it in Recital (A);

“Ordinary Share” means a common share of US$0.01 each in the capital of the Company;

“Participant” means any individual who has been allotted a Plan Share or (where the context admits) the personal representatives of any such individual;

“Plan” means this plan as governed by the Rules;

“Plan Share” means a fully paid Ordinary Share issued pursuant to the terms of the Plan;

“Restricted Participant” has the meaning given in 6;

“Restricted Share Contracts” has the meaning given in Recital (C);

“Restricted Shares” has the meaning given in Rule 6;

“Rules” means these rules as from time to time amended in accordance with their provisions by the Board or by the Company in general meeting and the terms and conditions of the Restricted Share Contracts, if applicable and to the extent such contract applies to a Restricted Participant; and

“Subscription Price” has the meaning given in Rule 3.1.

1.2	Where the context so admits the singular shall include the plural and vice versa and the masculine gender shall include the feminine. Any reference to a statutory provision is to be construed as a reference to that provision as for the time being amended or re-enacted and shall include any regulations or other subordinate legislation made under it.

2.	COMMENCEMENT, AMENDMENT AND RESTATEMENT, TITLE AND PURPOSES

The Plan commenced on the Commencement Date and shall continue to be known as The Markit Share Plan. The Rules are hereby amended and restated in their entirety. The purposes of the Plan are to enable the Company to motivate Eligible Participants who are important to the success and growth of the business of the Company and to create a long-term mutuality of interest between the Eligible Participants and the stockholders of the Company by allotting Plan Shares to the Eligible Participants hereunder.

3.	THE ALLOTMENT OF SHARES

3.1	The Board may allot Eligible Participants Plan Shares subject to the Rules and such other objective terms or conditions as the Board may in its absolute discretion determine. Plan Shares may be allotted only to such Eligible Participants as the Board shall in its absolute discretion select. No Eligible Participant shall be entitled as of right to participate. The number of Plan Shares to be allotted to an Eligible Participant, and the vesting period of such Plan Shares in accordance with Rule 6, shall, in each case, be determined by the Board in its absolute discretion.

3.2	The Subscription Price for each Plan Share allotted pursuant to the Plan shall be equal to the sum of the nominal value of the Plan Shares, being US$0.01 per Plan Share (the “Subscription Price”).

3.3	If required, the Company shall obtain an independent valuation of the Ordinary Shares indicating the unrestricted market value of the Ordinary Shares (for the purposes of section 431(1) ITEPA) following the allotment of any Plan Shares.

3.4	Each Participant to whom Plan Shares are allotted under the Plan shall be sent an Allotment Letter by the Company.

3.5	The aggregate number of Plan Shares that may be issued or used for reference purposes under the Plan shall not exceed the amount approved by the Board from time to time.

3.6	All Plan Shares shall be allotted within 6 months after the date of the respective Allotment Letter.

3.7	Upon allotment of any Plan Shares by the Board, a Participant shall execute a counterpart of the Allotment Letter and lodge the same with the company secretary of the Company at its registered office (or otherwise as may be notified to the Participant in the Allotment Letter), together with payment (in such form and manner as the Board shall direct including, to the extent lawful, the withholding of the Subscription Price from the Participant’s normal pay or other amounts payable to the Participant by the Company or such other Member of the Group) of a sum equal to the aggregate Subscription Price of the Plan Shares so allotted.

3.8	The Board shall within 30 days of the allotment of any Plan Shares cause the Company to procure the entry of the name of the Participant in the register of members of the Company in respect of the relevant Plan Shares and to send to the Participant a share certificate in respect of the same (which shall state that the Plan Shares have been issued under the Plan).

3.9	The Board shall by 6 July following the end of the tax year in which the Plan Shares are allotted make a report of the acquisition of such Plan Shares to HM Revenue and Customs on Form 42 (or its successor).

3.10	Plan Shares issued pursuant to the Plan will rank pari passu in all respects with the shares of the same class then already in issue, and for the avoidance of doubt they will not be entitled to any dividend or other distribution of the Company paid or made by reference to a record date falling prior to the Date of Allotment.

3.11	In any case where any Member of the Group is obliged to account for Employee Taxation to a tax authority as a result of or in respect of the following:

(a)	the acquisition of Plan Shares pursuant to the Plan;

(b)	the entering into of the Election; or

(c)	any action, event or thing done following the acquisition of Plan Shares pursuant to the Plan which gives rise to an Employee Taxation liability in respect of such Plan Shares including where the following sections of ITEPA apply:

(i)	section 426 (restricted securities - charge on occurrence of chargeable events);

(ii)	section 438 (convertible securities - charge on occurrence of chargeable events);

(iii)	section 446E (securities with artificially depressed market value - charge on restricted securities);

(iv)	section 446L (securities with artificially enhanced market value - charge on non-commercial increases);

(v)	section 446Y (securities disposed of for more than market value); and

(vi)	section 447 (post-acquisition benefits from securities - charge on other chargeable benefits from securities),

such Member of the Group may, to the extent lawful, recover the Employee Taxation from the Participant in question and each such Participant agrees that such Member of the Group may recover the Employee Taxation via deductions from salary for the relevant period under PAYE and to the extent that such deductions are insufficient to cover the Employee Taxation, the Participant shall having received written notice from such Member of the Group (on an after tax basis) pay to such Member of the Group the balance three business days before the last day on which such Member of the Group can account for the Employee Taxation to a tax authority without incurring interest and penalties. For the purposes of this Rule 3.11, the term “Employee Taxation” means (i) any charge to income tax or social security contributions including any Secondary Class 1 National Insurance liability to the extent schedule 1 of the Social Security Contributions and Benefits Act 1992 (as amended by the National Insurance Contributions and Statutory Payments Act 2004) permits recovery from the Participant and (ii) any applicable U.S. federal, state or local income or employment taxes or insurance premiums.

4.	EMPLOYMENT RIGHTS

4.1	The Plan shall not form part of any contract of employment between any Member of the Group and any employee of any such company and the rights and obligations of any individual under the terms of his office or employment with any Member of the Group shall not be affected by his participation in the Plan or any right which he may have to participate therein.

4.2	Participation in the Plan shall be on the express condition that:

(a)	neither it nor cessation of participation shall afford any individual under the terms of his office or employment with any Member of the Group any additional or other rights to compensation or damages;

(b)	no damages or compensation shall be payable in consequence of the termination of such office or employment (whether or not in circumstances giving rise to a claim for wrongful or unfair dismissal) or for any other reason whatsoever to compensate him for the loss of any rights the Participant would otherwise have had (actual or prospective) under the Plan howsoever arising but for such termination; and

(c)	the Participant shall be deemed irrevocably to have waived any such rights to which he may otherwise have been entitled.

4.3	No individual shall have any claim against a Member of the Group arising out of his not being admitted to participation in the Plan which (for the avoidance of all, if any, doubt) is entirely within the discretion of the Board.

5.	ADMINISTRATION AND AMENDMENT

5.1

The Plan shall be administered under the direction of the Board who may at any time and from time to time by resolution and without other formality delete, amend or add to the Rules of the Plan in any respect provided that no deletion, amendment or addition shall operate to affect adversely in any way any rights already acquired by a

Participant under the Plan without the approval of such number of the affected Participants as would be required to amend the Bye-laws with respect to the terms of the Plan Shares on the assumption that the affected Participants constitute the sole shareholders of the Company.

5.2	Any notice or other communication under or in connection with the Plan may be given:

(a)	by the Company to an Eligible Participant or Participant either personally or sent to him at his place of work by electronic mail or by post addressed to the address last known to the Company or sent through the Company’s internal postal service; and

(b)	to the Company either personally or by post to the company secretary.

Items sent by post shall be pre-paid and shall be deemed to have been received 72 hours after posting.

5.3	The Company shall bear the costs of setting up and administering the Plan.

5.4	The Board shall have the right to delegate at any time the administration of the Plan to any third party that it deems fit.

6.	RESTRICTIONS

The Plan Shares held by a Participant shall be subject to a vesting period set out in the Participant’s Allotment Letter. By way of example, in the case of a three year vesting period, the unrestricted number of Plan Shares shall be equal to the total number of Plan Shares allotted to such Participant, multiplied by 1/3 on 1 January in each of the three years following the Date of Allotment. In the Rules, references to “Restricted Shares” shall mean any Plan Shares held by a Participant pursuant to the Plan which have yet to vest in accordance with their terms, and “Restricted Participant” shall means a Participant whose Plan Shares are Restricted Shares.

7.	GOVERNING LAW

These Rules and all matters arising from the Rules shall be governed and construed in accordance with English law and Participants shall agree to submit to the jurisdiction of the English Courts in respect of the Plan and any Plan Shares allotted or issued to them under the Plan.